UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

OpGen, Inc.

Full Name of Registrant

Former Name if Applicable

23219 Stringtown Road, Suite 300

Address of Principal Executive Office (Street and Number)

Clarksburg, MD 20871

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

OpGen, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. As previously reported, the Company scaled down operations in order to conserve cash and focus on the functions needed to pursue potential strategic alternatives. The Company therefore continues to operate with limited resources and personnel, and, as a result, experienced delays in compiling and finalizing accounting and financial documentation necessary for the Form 10-Q. Additionally, the Company is in the process of preparing its Annual Report on Form 10-K for the year ended December 31, 2024. Accordingly, the Company is unable, without unreasonable effort or expense, to timely file the Form 10-Q by the prescribed date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

John Tan Honjian	(240)	808-8642
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that significant changes in the results of operations will be reflected in the Company’s financial statements for the period ended March 31, 2025 as compared with the comparable period of 2024. The Company is still completing its financial close process for the year ended December 31, 2024 and quarter ended March 31, 2025, and, therefore, a reasonable quantitative estimate cannot be made at this time.

OpGen, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	By:	/s/ John Tan Honjian
	Name:	John Tan Honjian
	Title:	Chairman and Chief Executive Officer

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